FOR IMMEDIATE RELEASE:     Contact:             Doug Gordon
                                                Senior Vice President of Finance
                                                Hollywood Entertainment
                                                Corporation
                                                (503) 570-1600


                       HOLLYWOOD ENTERTAINMENT CORPORATION
                           COMMENCES SELF-TENDER OFFER

     Portland, Oregon - December 23, 1997 - Hollywood Entertainment Corporation (Nasdaq symbol: HLYW), dba Hollywood Video (the "Company"), a chain of 837 corporate-owned video rental superstores operating in 39 states as of November 30, 1997, today announced that it had commenced a self-tender offer to purchase a maximum of 16,818,181 and a minimum of 8,045,454 shares of its Common Stock at $11.00 per share, net to the seller in cash. The Company has received a commitment letter from G.S. Mezzanine Partners, L.P. and G.S. Mezzanine Partners Offshore, L.P., affiliates of Goldman, Sachs & Co., to provide up to $200 million of financing, in the form of pay-in-kind notes, for the offer. This financing will be contingent upon the execution of definitive agreements and certain other conditions, including amendment of the Company's revolving credit agreement to the satisfaction of the lenders. In connection with the tender offer, the existing assets, liabilities and business operations of the Company will be transferred to a newly formed operating subsidiary, and Hollywood Entertainment Corporation will become a holding company that will borrow the funds to complete the repurchase. The form and terms of the proposed transaction have been structured to comply with provisions of the indenture for the Company's existing 10 5/8% Senior Subordinated Notes due 2004.



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     Mark J. Wattles, chairman, chief executive officer and principal shareholder of the Company, will not tender any of his shares pursuant to the offer. As a result, if the offer is completed, Mr. Wattles' percentage ownership of the shares of Common Stock outstanding will increase to between approximately 39% and 56%, depending on the number of shares purchased. Mr. Wattles will agree to restrictions on his ownership, voting and sale of his shares of Common Stock, which were negotiated on behalf of the Company by a special committee of its independent directors. In addition to the conditions described in this press release, completion of the tender offer is subject to other conditions, including that a minimum of 8,045,454 shares be tendered on or prior to the expiration date, midnight, Eastern time, on January 23, 1998. There is no assurance the tender offer will be completed.



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